Filed by REDL Intermediate Holdings, LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bold Eagle Acquisition Corp.

Commission File No.: 001-42385

Date: October 6, 2026

The following is a transcript of a fireside chat held on October 5, 2026, between Andy Boyd, the Chief Executive Officer of REDL Intermediate Holdings, LLC, and John Jannarone, Editor-in-Chief of IPO Edge, in connection with the previously-disclosed proposed business combination between REDL Intermediate Holdings, LLC and Bold Eagle Acquisition Corp. A recording of the interview was made available publicly by IPO Edge on its website on October 6, 2026.

Andy Boyd

We see that national security mission on an upward trajectory, where companies that bring very, very unique talent, very, very unique capabilities, and very unique products to the market.

John Jannarone

It's John Jannerone, editor in chief of IPO Edge, thrilled be back here at Nasdaq Market Site in this crisp autumn day in New York City. I have with me a very special guest who just announced a going public transaction a week ago. We've got Andy Boyd, who's CEO of REDLattice. Now REDLattice is going public through a merger with Bold Eagle Acquisition Corp, which trades right here at Nasdaq under ticker BEAG, there will be a new ticker, but don't worry about that for now. It'll flip automatically if you were to invest in BEAG right now. Getting back to the business, let's introduce Andy, our guest. Thanks for coming.

Andy Boyd

Thanks for having me.

John Jannarone

Like I just said, a real treat to get you so quickly since this deal just was announced recently. You've got a fascinating background we were talking about in the green room at the CIA. Tell us a bit about you know your resume and how you wound up at the helm of this company.

Andy Boyd

So I'll I'll start from the beginning. I was in the Air Force for a while. Went to the U.S. Air Force Academy. Graduated from there in 1993. Was an intel officer. Was in State Department for about a decade in the Middle East, eventually migrated to CIA, continuing to do counterterrorism work there, and eventually within CIA migrated in the cyber world. I was the director for the Center for Cyber Intelligence, my last job for about four years, my last four years of my career. I retired in late 2023, joined the board at REDLattice, likewise became an operating partner at AE Industrial Partners, a private equity firm that owns REDLattice and owns a number of other national security tech aerospace companies, and then about 13 months ago, I became CEO.

John Jannarone

All right,

Andy Boyd

A long trajectory, but yes, fun.

John Jannarone

You know, it's interesting. Believe it or not, my first job was an internship at Lockheed Martin, so I'm sort of a defense guy, so this is a huge burgeoning space, defense tech, and the really exciting stuff is not necessarily happening at those majors, although I'm sure they're doing great work too. Can you tell us what REDLattice is focused on and why you got the right team to to accomplish this?

Andy Boyd

So we provide products and services for the intelligence community, military, and federal law enforcement, not local or municipal law enforcement, so that they can get to target endpoints, phones, computers, and whatnot, to collect the information they need to do for their missions, their legally authorized missions. We only sell to nation-state customers in the U.S. government context. You know, the intelligence community, military, and FBI and agencies like that, but in the broader sense, our allies, NATO allies, other United States government allies at the nation-state level, again, intelligence, military, and law enforcement.

John Jannarone

Great. Why do you make the decision to do that? I mean, as as a as a government man with so much so many years back there, you obviously know how those how those nation states operate and work, but you don't want to work with private players.

Andy Boyd

Really, the the tools that we produce, the services we provide, the products that we produce are, and as my lawyers in the agency would have said, it's inherently government activity. So there is no real commercial-- I mean, I'm sure someone could find some commercial application for it, but we would not want to do that from an ethical perspective. We only sell to organizations, government organizations that require our tools to do their national security mission.

John Jannarone

Great. If we can talk finance and you know your new listing for a moment here, then we'll get back to the business. The the sponsor, which is taking it public, one one of the gentlemen leading that is Eli Baker, who we've had in our program a couple times. He's been in the industry quite some time. Experienced, well-respected veteran. Tell us about how you teamed up with those folks and why this made the most sense as it means to go public.

Andy Boyd

So it was a partnership between AE Industrial Partners again, the private equity firm that owns REDLattice, and we were introduced to Bold Eagle, to Eli Baker, Harry Sloan, Jeff Sagansky, the the partners there. Eli's a great partner. Eli's educated me a great deal on SPACs. It was kind of a mystery to me in the beginning. Yeah, frankly, IPOs were a bit of a mystery to me. I've only been a civilian for three years, but but it's going to be a fantastic partnership. They've they've had some great experiences. DraftKings, Lionsgate, those are some of the SPACs they did. Obviously, very different industries than the defense tech space that we're in, but we're very confident in this partnership.

John Jannarone

Can you tell us what sets REDLattice apart from, let's say, both the big defense companies and then some of the startups that are out there too, because there are quite a few of them now.

Andy Boyd

It really depends on the industry. I think we are very unique in that we bring vulnerability researchers, exploit developers, engineers who understand this space, understand how to get our customers onto those endpoints to collect that mission-critical national security information. We do that from tooth to tail. We turn it into a product, sometimes the product are our people. We have some services contracts with the national security community as well. That is a differentiator. We're not making missiles. We're not making drones. We're not making submarines. We're making capabilities so that military intelligence and law enforcement customers can collect that information to either make large national security at the presidential level decisions, or to inform military and law enforcement operations.

John Jannarone

You know, Andy, just putting my investor cap on for a minute here. Something that strikes me about your business model: if you're only working with nation states, this is a very, very delicate technology. Has to be selected super carefully. Would that mean that these contracts are hopefully long-term and sticky?

Andy Boyd

They are definitely long-term and sticky, and and I think the sky's the limit, frankly, on expanding these contracts, both intel community, military in particular, but also law enforcement, because policies have changed over the past several years, not just in this current administration, but it was in that trajectory in the last administration where agencies are now allowed to go out, find commercial solutions for these what heretofore they'd only you know develop in house kind of roll their own so to speak, because the the mission demands it. Be it nation state actors, be it counterterrorism threats, be it counter narcotics threats, cartels, massive amounts of cybersecurity threats at the nation-state, at the criminal level -- the government can't do this alone without tools and services and products produced by the private sector.

John Jannarone

Great. I just want to talk about the IPO for one moment more. You were owned and pretty happy under your partnership with a private equity owner. What does going public allow you to do? Obviously, any investor can now participate. Will it give you currency for M&A? What else does help you do?

Andy Boyd

Yeah, I mean, we wanted to quickly. The market is demanding it. There's so many opportunities out there, particularly with the U.S. military in this space and our allies overseas. We wanted to grow rapidly. We wanted to grow organically first, yeah, and inorganically, getting to your point on the M&A front, there's a number of targets out there that we'd be interested in integrating into our company that will give us technological reach, manpower reach, reach beyond our borders to Five Eyes partners, Australia, Canada, the UK, and things like that.

John Jannarone

All right, last question. I'm going to give you the floor here for a second, Andy. What's next for REDLattice? Where would you like to see the business say a year from now?

Andy Boyd

So we provide bespoke capabilities. You know, again, for the intel community, military, and law enforcement. I think we want to expand our product offerings, expand offerings into very specific national security arenas. You know, again, I think the Pentagon and the U.S. military Department of War, in particular, I think we have the manpower, the engineering talent globally to do that. Frankly, I think it's an untapped resource, and that's why this you know this company is is a great investment because we see that national security mission on an upward trajectory, where companies that bring very very unique talent, very, very unique capabilities, and very unique products to the market.

John Jannarone

All right, Andy, we're going to leave it there. This has been a terrific interview. I really appreciate you flying in, meeting me here in Nasdaq this morning. And by the way, this is where the company is going public, folks. So keep an eye on it. This has been Andy Boyd, who's CEO of REDLattice.

Andy Boyd

Thank you, John. Appreciate it. All right.

John Jannarone

All right. I'm John Janarone, signing off from New York City.

Additional Information about the Business Combination and Where to Find it

In connection with the proposed business combination (the “Business Combination”), Bold Eagle Acquisition Corp. (“Bold Eagle” and following the domestication to occur in connection with the Business Combination, “PubCo”) and REDL Intermediate Holdings, LLC (“REDLattice”) will prepare, and Bold Eagle will file, a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement and preliminary prospectus of Bold Eagle with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, Bold Eagle will mail a definitive proxy statement/final prospectus to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Bold Eagle’s shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Bold Eagle and REDLattice may also file other documents with the SEC regarding the Business Combination. Bold Eagle’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/preliminary prospectus contained therein, the amendments thereto and the definitive proxy statement/final prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Bold Eagle, REDLattice, PubCo, and the Business Combination. The documents filed by Bold Eagle and REDLattice with the SEC also may be obtained free of charge upon written request to Bold Eagle at Bold Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075.

Participants in the Solicitation

REDLattice, PubCo and Bold Eagle and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Bold Eagle’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Bold Eagle’s directors and officers in Bold Eagle’s filings with the SEC, including Bold Eagle’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 23, 2026, and which is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001852207/000121390026032983/ea0276711-10k_bold.htm, under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence.” Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Bold Eagle’s shareholders in connection with the Business Combination will be set forth in the Registration Statement, when available. Investors, shareholders and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus included therein, and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Transactions. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about REDLattice, PubCo and Bold Eagle through the website maintained by the SEC at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains certain forward-looking statements that are based on REDLattice’s and Bold Eagle’s management’s beliefs and assumptions and on information currently available to management with respect to Bold Eagle and REDLattice and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding REDLattice and statements regarding the anticipated benefits and timing of the completion of the Business Combination, and REDLattice’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “create,” “strategy,” “opportunity,” “provide,” “expand,” “will,” “would,” “will be,” “will continue,” “will likely result,” “will accelerate” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including: uncertainties as to the timing of the Business Combination; the risk that the Business Combination may not be completed in a timely manner or at all; the risk that the Business Combination may not be completed by prior to Bold Eagle’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Bold Eagle’s shareholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the negotiations or definitive agreements related to the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the Business Combination on REDLattice’s business; the risk factors discussed in Bold Eagle’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 23, 2026, the Registration Statement related to the Business Combination which is expected to be filed with the SEC, and the other documents filed, or to be filed by REDLattice or Bold Eagle with the SEC from time to time. The actual results could differ materially from those expressed in, or implied by, these forward-looking statements, and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. In addition, many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may also be additional risks that REDLattice and Bold Eagle do not presently know or that REDLattice and Bold Eagle currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and none of REDLattice, Bold Eagle, or any of their respective representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of REDLattice or Bold Eagle, or any of their respective representatives gives any assurance that these expectations will be achieved on the time periods expected or at all.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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